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17004798

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 69232

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EQUIDATE MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 OAK LANE
(No and Street)

GLEN COVE	NY	11542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN-PAUL TEUTONICO — **917-456-2371**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVE.	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN-PAUL TEUTONICO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUIDATE MARKETS LLC, as of December 31 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

JANICE GRELLA
NOTARY PUBLIC, State of New York
No. 01GR4513186
Qualified in Nassau County
Commission Expires 10-31-2017

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIDATE MARKETS LLC
(FORMERLY, INDEPENDENT CLIENT ADVISORS LLC)
STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

EQUIDATE MARKETS LLC

CONTENTS

December 31, 2016

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Equidate Markets LLC

We have audited the accompanying statement of financial condition of Equidate Markets LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equidate Markets LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 22, 2017

EQUIDATE MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets		
Cash	$	205,327
Goodwill		50,000
Other assets		1,691
Total Assets	$	257,018
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	28,938
Due to affiliate		15,560
Total Liabilities		44,498
Member's Equity		212,520
Total Liabilities and Member's Equity	$	257,018

See accompaying notes to statement of financial condition

EQUIDATE MARKETS LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Nature of business

Equidate Markets LLC (formerly, Independent Client Advisors LLC) (the "Company") is an entity organized under the laws of the state of Delaware on December 18, 2012. The Company was granted membership in FINRA on May 20, 2013. The Company primarily provides private placement services for its clients.

On January 5, 2016, the Company's former parent entered into an agreement to transfer its ownership of Independent Client Advisors LLC to Equi LLC ("the Sole Member"). The Sole Member obtained ownership of the net assets of approximately $134,000 for consideration of approximately $184,000. The excess of the consideration over the net assets as of the date of the transaction of $50,000 was pushed down to the Company and recorded as goodwill. The Company's name was changed from Independent Client Advisors LLC to Equidate Markets LLC at the date of the transaction.

The Company has generated minimal revenue and has a net loss and negative cash flows from operations at December 31, 2016. Management has evaluated the Company's ability to meet its obligations over the next year. As a result of management's assessment, the Sole Member will continue to provide funding and other financial support to the Company for a period of one year from the date this financial statement was issued.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statement is presented in U.S. Dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management and available for issuance on February 22, 2017. Subsequent events have been evaluated through this date.

Income Taxes

The Company is a single member limited liability company. Accordingly, it is a disregarded entity for tax purposes and is not subject to taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company only has one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based on future cash flows discounted at a rate commensurate with the risk involved or the market-based comparables. If the carrying amount of the Company's net assets exceed the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such a two-step impairment test. There was no impairment loss recorded for the year ended December 31, 2016.

3. Related party transactions

Pursuant to an administrative services agreement with Equidate, Inc., an affiliated entity, the Company recognizes rent and other general and administrative expenses based on the terms and conditions stipulated in the agreement. The balance due to the affiliate under these arrangements was approximately $16,000 at December 31, 2016. The repayment of approximately $130,000 of amounts due to the affiliate were forgiven during the year ended December 31, 2016.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $161,000, which was approximately $61,000 in excess of its minimum net capital requirement of $100,000.

5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

6. Concentrations of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.